UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------------------------------------------------------------------------

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes in Registrant’s Certifying Accountant.

On April 24, 2018, China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”) has engaged WWC, P.C. Certified Public Accountants ("WWC") as the Company’s new independent auditor and dismissed BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as its independent auditor, effective immediately. The decision to engage WWC and dismiss BDO as the Company’s independent auditor was approved by the Audit Committee of the Company after a thorough evaluation and with the concurrence of the Company’s Board of Directors on April 24, 2018.

The audit reports of BDO regarding the Company’s financial statements as of and for two most recent fiscal years ended December 31, 2015 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s financial statements for the each of the two most recent fiscal years ended December 31, 2015 and 2016, and through the date of this current report, there were: (i) no disagreements between our company and BDO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no “reportable events” as defined under Item 16F of Form 20-F, except that prior to its dismissal, BDO and the Company were still in the process of performing procedures to conclude the audit of the Company’s financial statements as of and for the fiscal year ended December 31, 2017. The Company dismissed BDO prior to concluding the audit and prior to BDO issuing any audit report on the Company’s financial statements. The Company has authorized BDO to respond fully to the inquiries of WWC concerning the outstanding audit matters.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2016, and through the date of this current report, the Company did not consult with WWC regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that may be rendered by WWC on the Company’s financial statements. Neither a written report nor oral advice was provided by WWC to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. The Company has not consulted with WWC regarding any matter that was either the subject of a disagreement or a “reportable event,” each as defined under Item 16F of Form 20-F.

The Company has provided BDO a copy of the disclosures in this Form 6-K and has requested that BDO furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not BDO agrees with the statements in this Form 6-K. A copy of the letter dated April 24, 2018 furnished by BDO in response to that request is filed as Exhibit 99.1 to this Form 6-K.

Exhibits

99.1	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP dated April 24, 2018

China New Borun Corporation

By:	/s/ Jinmiao Wang
Name:	Jinmiao Wang
Title:	Chief Executive Officer

Date: April 24, 2018